Mail Stop 4561   December 1, 2008

Mr. Shannon Smith
Chief Financial Officer
American Land Lease, Inc.
29399 U.S. Hwy 19 North, Suite 320
Clearwater, Florida 33761

      Re: **American Land Lease, Inc.**
               Form 10-K for the year ended December 31, 2007
               Filed March 11, 2008
               File No. 001-09360

Dear Mr. Smith:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Tom Kluck
               Legal Branch Chief